SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November 2005

                           PRANA BIOTECHNOLOGY LIMITED
                              (Name of Registrant)

          Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                  This Form 6-K is being incorporated by reference into the Registrant's Registration Statement on Form F-3 File No. 333-116232.

                           PRANA BIOTECHNOLOGY LIMITED

6-K Items


     1. Form of Notice of Annual General Meeting Incorporating Explanatory Memorandum and Proxy Form for Meeting to be held November 30, 2005.

                                                                          ITEM 1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]






                        NOTICE OF ANNUAL GENERAL MEETING





               Incorporating Explanatory Memorandum and Proxy Form






                                 To Be Held On:
                                 --------------
                      Wednesday, the 30th of November 2005


                                       At:
                                       ---
                                     10:30am


                                       At:
                                       ---
                       Prana Biotechnology Ltd Head Office
                           Level 2, 369 Royal Parade,
                                   Parkville,
                               VICTORIA     3052.


================================================================================
        This is an important document. It should be read in its entirety.
         If you are in doubt as to the course you should follow, consult your financial or other professional adviser.
================================================================================



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                      NOTICE OF 2005 ANNUAL GENERAL MEETING
                      -------------------------------------

Notice is given that the 2005 Annual General Meeting of Shareholders (the "Meeting") of Prana Biotechnology Limited (the "Company") will be held at 10.30am on Wednesday the 30th of November, 2005 at the Company Head Office at Level 2, 369 Royal Parade, Parkville, VICTORIA 3052.

BUSINESS
--------------------------------------------------------------------------------

2005 ANNUAL FINANCIAL STATEMENTS
To present before the Meeting the Annual Financial Statements of the Company comprising the Annual Financial Report, the Directors' Report and the Auditor's Report for the year ending 30 June 2005.

RESOLUTIONS - ORDINARY BUSINESS
--------------------------------------------------------------------------------

To consider and, if deemed advisable, to adopt the following resolutions as ordinary resolutions with or without amendment:

Resolution 1:     Re-Election of Mr. Brian Meltzer to Serve as a Director
-------------     -------------------------------------------------------

                  "That Mr. Brian Meltzer, a Director of the Company, who retires by rotation from office and is eligible for re-election to the office of Director at the Meeting, be and hereby is re-elected as a Director of the Company for a term of up to three years expiring in 2008."

Resolution 2:     Re-Election of Dr. George Mihaly to Serve as a Director
-------------     -------------------------------------------------------

                  "That Dr. George Mihaly, a Director of the Company, who retires by rotation from office and is eligible for re-election to the office of Director at the Meeting, be and hereby is re-elected as a Director of the Company for a term of up to three years expiring in 2008."

Resolution 3:     Election of Mr. Peter Marks to Serve as a Director
-------------     --------------------------------------------------

                  "That Mr. Peter Marks, who was appointed by the Company's Board of Directors as a Director of the Company during the year following the 2004 Annual General Meeting of Shareholders as an additional Director on the Company's Board of Directors (as permitted under the Company's Constitution), being eligible for election as a Director of the Company and offering himself for election, be and hereby is elected as a Director of the Company for a term of up to three years expiring in 2008."

Resolution 4:     Increase of Share Plan Pool
-------------     ---------------------------

                  "That, the Company is hereby authorised to issue up to an aggregate 22,000,000 ordinary shares of the Company or American Depositary Shares of the Company, representing 22,000,000 ordinary shares, under and pursuant to the 2004 American Depositary Share (ADS) Option Plan and the 2004 Employees, Directors' and Consultants' Share and Option Plan."

Resolution 5:     Approval of Previous Issue of Securities to a Consultant
-------------     --------------------------------------------------------

                  "That the issuance of 825,000 ordinary shares and 413,000 unquoted options exercisable at $0.50 on or before 1 February 2007, as described and under the terms set forth in the Explanatory Memorandum to the Notice of Meeting, be and hereby is approved."

Resolution 6:     Approval of Grant of Unquoted Options Prof. Colin Masters
-------------     ---------------------------------------------------------

                  "That, the Company is hereby authorised to grant to Professor Colin Masters unlisted options to purchase 1,000,000 ordinary shares of the Company, exercisable for nil consideration on or before 30 June, 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share and Option Plan, subject to the adoption thereof at the Meeting (or under any other option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose). Such options may not be exercised until and unless the price of the Company's ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. The ordinary shares issued upon exercise of such options may not be disposed of without the prior consent of the Company's Board of Directors."

--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

Resolution 7:     Approval of Grant of Unlisted Options to Mr. Peter Marks
-------------     --------------------------------------------------------

                  "That, subject to the approval of Resolution 3 with or without amendment, the Company is hereby authorised to grant to Mr. Peter Marks unlisted options to purchase 300,000 ordinary shares of the Company, exercisable for nil consideration on or before 30 June, 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share and Option Plan. Such options may not be exercised until and unless the price of the Company's ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. The ordinary shares issued upon exercise of such options may not be disposed of without the prior consent of the Company's Board of Directors."


Resolution 8:      Non-Binding Adoption of Remuneration Report
-------------      -------------------------------------------

                  "That, members hereby adopt the 2005 Remuneration Report as published in the Directors' Report section of the Company's 2005 Annual Report."


Date:  Monday 24th October, 2005
-----

By Order Of The Board


/s/Richard Revelins
-------------------
Richard Revelins
Company Secretary
Prana Biotechnology Limited




      The accompanying Explanatory Memorandum and the following information for shareholders form part of this Notice of Meeting.

--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

                          INFORMATION FOR SHAREHOLDERS
                          ----------------------------

Voting Exclusion Statement
--------------------------

In accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, the Company will disregard votes cast:

     a)   On resolution 5 by:

          o    Prof. Ashley Bush, and
          o    An associate of that person/entity


     b)   On  resolution  4, 6 & 7 by:

          o    A Director of the Company, and
          o    An associate of that person/entity



However, the Company need not disregard a vote if:

     o It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
     o It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

                                   PROXY FORM
                                   ----------

Shareholder's Name
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please write you name(s) above

Appointment of Proxy
--------------------------------------------------------------------------------
I/We appoint as proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy or Chairman sees fit) at the Annual General Meeting (Meeting) of the Company to be held at Level 2, 369 Royal Parade, Parkville, Victoria 3052 at 10.30am on Wednesday, the 30th of November 2005. (and at any adjournment thereof).

-----------      If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on the items below, please mark this box. By marking this box you acknowledge that the
-----------      Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of any of these items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on these items and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of these items.

------------------------------        ------------------------------------------
                                Or            the Chairman of the Meeting
------------------------------  --    ------------------------------------------
Name of person you are appointing
(if not the meeting Chairman)

                                                                             For               Against           Abstain
                                                                       ----------------    ----------------    ----------------
Resolution 1:     Re-Election of Mr. Brian Meltzer to Serve as a
-------------     Director
                                                                       ----------------    ----------------    ----------------
                                                                       ----------------    ----------------    ----------------
Resolution 2:     Re-Election of Dr. George Mihaly to Serve as a
-------------     Director
                                                                       ----------------    ----------------    ----------------
                                                                       ----------------    ----------------    ----------------
Resolution 3:     Election of Mr. Peter Marks to Serve as a
-------------     Director
                                                                       ----------------    ----------------    ----------------
                                                                       ----------------    ----------------    ----------------
Resolution 4:     Increase of Share Plan Pool
-------------
                                                                       ----------------    ----------------    ----------------
                                                                       ----------------    ----------------    ----------------
Resolution 5:     Approval of Previous Issue of Securities to a
-------------    Consultant
                                                                       ----------------    ----------------    ----------------
                                                                       ----------------    ----------------    ----------------
Resolution 6:     Approval of Grant of Unquoted Options to Prof.
-------------     Colin Masters
                                                                       ----------------    ----------------    ----------------
                                                                        ----------------    ----------------    ----------------
Resolution 7:     Approval of Grant of Unquoted Options to Mr.
-------------     Peter Marks
                                                                       ----------------    ----------------    ----------------
                                                                       ----------------    ----------------    ----------------
Resolution 8:     Non-Binding Adoption of Remuneration Report
-------------
                                                                       ----------------    ----------------    ----------------

  * If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a Second Proxy
----------------------------------------          ------------------------------
                                           Or                                 %
----------------------------------------   --     ------------------------------
The number of shares applicable to this                The percentage of your
proxy form                                             voting rights

Contact Telephone Number
---------------------------------------------------------------------------
               -
---------------------------------------------------------------------------
 Area Code                            Telephone Number

Signature(s)
          Shareholder 1                             Shareholder 2                                Shareholder 3
          -------------                             -------------                                -------------
------------------------------------      -----------------------------------     ---------------------------------------------

------------------------------------      -----------------------------------     ---------------------------------------------
             Director                            Director/Secretary                       Sole Director and Secretary
------------------------------------
   Company Seal (if required)             Proxies may be lodged by fax on (03) 9824 8161,  mailed to PO Box 8046,  Armadale,
                                          Victoria,  3143 or delivered to the Company's  registered  office at Suite 2, 1233
                                          High  Street,  Armadale,  Victoria,  3143.  To be  valid,  a  proxy  form  must be received at the  nominated  address of the  Company not less than 48 hours  before the time  appointed for the General  Meeting.  For  assistance in completing  this form, please refer to the accompanying instructions.
------------------------------------


--------------------------------------------------------------------------------
                                  Page 1 of 2

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Proxy Instructions
------------------

A member who is entitled to vote at a meeting may appoint:

     (a)  one proxy if the member is only entitled to one vote; and

     (b)  one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the member's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and proof of the power of attorney or other authority satisfactory to the Directors) must be lodged at or sent by facsimile transmission to the registered office of the Company at Suite 2, 1233 High Street, Armadale, Victoria, 3143, or facsimile +61 3 9824 8161, not less than 48 hours before the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Australian Corporations Act 2001. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation's place of incorporation.
The proxy may, but need not, be a member of the Company.
A proxy form is attached to this Notice.

Statement Regarding Undirected Proxies
--------------------------------------

As disclosed on the proxy form it is the intention of the Chairman of the Meeting to vote any undirected proxies in favour of all resolutions. Pursuant to changes to the ASX Listing Rules, which came into effect for shareholder meetings held after 1 January 2002, the proxy from is required to contain certain disclosures regarding the voting intentions of the Chairman regarding undirected proxies. Shareholders are advised to read the proxy form carefully. By marking the box at the top of the proxy form, proxy holders acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you do not mark the box at the top of the proxy form or alternatively each resolution your proxy may be considered invalid.

Corporate Representatives
-------------------------

Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation's place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting.

Voting Entitlement
------------------

For the purposes of the Australian Corporations Act 2001 and corporations Regulations, shareholders entered on the Company's Register of Members as at 5:00pm, 28 November 2005 are entitled to attend and vote at the meeting. On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

--------------------------------------------------------------------------------
                                  Page 2 of 2
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--------------------------------------------------------------------------------

                             EXPLANATORY MEMORANDUM
                             ----------------------

This Explanatory Memorandum dated 24th October 2005, has been issued by Prana Biotechnology Limited ABN: 37 080 699 065 (the "Company"). This Explanatory Memorandum forms part of, and should be read in conjunction with, the Notice of 2005 Annual General Meeting of the Company scheduled to be held on 30th November, 2005, to which this Explanatory Memorandum is attached. This Explanatory Memorandum has been prepared to assist shareholders of the Company in the consideration of the resolutions proposed in the Notice of 2005 Annual General Meeting.

The Board of Directors of the Company recommends that shareholders vote in favour of the Resolutions described in this Explanatory Memorandum. Certain Directors withhold their recommendation in regard to specific resolutions, where the passing of the specific resolution may result in a benefit to that Director, in accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, as detailed in the Voting Exclusion Statement attached to the Notice of Meeting.


Presentation of 2005 Annual Financial Statements
--------------------------------------------------------------------------------

The 2005 Annual Financial Statements of the Company will be presented to the shareholders at the Meeting, in accordance with the Australian Corporations Act 2001. Shareholders will be given the opportunity to ask the Board of Directors and a representative of the accounting firm that audited the Company's Financial Statements questions in respect of the 2005 Annual Financial Statements.


Resolutions - Ordinary Business
--------------------------------------------------------------------------------

Resolution 1.     Re-Election of Mr. Brian Meltzer to Serve as a Director
-------------     -------------------------------------------------------

                  At each Annual General Meeting of the Company, one third of the directors of the Company (except a Managing Director) must retire from office by rotation, in accordance with the Company's Constitution. No director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

                  Mr. Meltzer, aged 51, an Independent Non Executive Director of the Company since 9 December 1999, is a merchant banker with the international investment bank Babcock & Brown. He has 22 years experience in finance, including 12 years at AIDC Ltd where he was Director of Investment Advisory Services.

                  Mr. Meltzer currently serves as the Chairman of the Audit, Risk and Compliance Committee, the Remuneration Committee and the Nomination Committee and was last re-elected by shareholders at the 2002 AGM.

Resolution 2.     Re-Election of Dr. George Mihaly to Serve as a Director
-------------     -------------------------------------------------------

                  At each Annual General Meeting of the Company, one third of the directors of the Company (except a Managing Director) must retire from office by rotation, in accordance with the Company's Constitution. No director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

                  Dr. Mihaly, aged 52, a Non-Executive Director of the Company since 9 December 1999 has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry.

                  During the period from mid 1994 to early 2000, Dr. Mihaly was founding Executive Chairman and Managing Director of Synermedica Pty Ltd - one of Australia's leading independent consultant research organizations (CRO) to the pharmaceutical industry. Synermedica merged with the Global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continued as Managing Director of the merged entity in Australia until December 2004.

                  Dr. Mihaly is a member of the Remuneration Committee and the Audit Risk and Compliance Committee, and was last re-elected by shareholders at the 2002 AGM.

--------------------------------------------------------------------------------
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Resolution 3.     Election of Mr. Peter Marks to Serve as a Director
-------------     --------------------------------------------------

                  Mr Marks, aged 49, has extensive experience in the areas of corporate finance advice and venture capital investment, having specialised in capital raisings (for listed and unlisted companies), underwriting and initial public offerings since 1983 in London and Australia. He obtained a Bachelor of Economics, Bachelor of Laws and Graduate Diploma in Commercial Law from Monash University and completed his MBA at The Scottish School of Business (University of Edinburgh). He has served as an Associate Director of McIntosh Securities (now Merrill Lynch Australia) as well as occupying senior corporate finance positions both at Baring Securities Ltd and Burdett Buckeridge & Young Ltd in their Melbourne offices. Between 1985 and 1991, Mr Marks was responsible for advising on a substantial number of listed and unlisted company issues ranging from corporate and company structure, valuations, business strategies, acquisitions and international opportunities. In 1992, Mr Marks was appointed Head of the Melbourne Companies Department at the Australian Stock Exchange.

                  Between 1995 and 1998, Mr Marks was Managing Director of a boutique corporate advisory and venture capital firm working with a wide range of small to medium sized companies, raising new capital for them either by way of private placement or listing on the Australian Stock Exchange. Mr Marks was also a founding director of Momentum Funds Management Pty Ltd, one of the first venture capital funds to be licensed under the Federal Government's Innovation Investment Fund program, a new venture capital program established in 1997.

                  From 1998 to early 2001 Mr Marks was employed at KPMG Corporate Finance Ltd (Australia) and during this time became a Director and responsible for heading up the equity capital markets group in Melbourne. In this role, Mr Marks helped develop the team's capabilities in the equity markets area and was responsible for generating several IPO projects as well as assisting with the funding for a range of private equity transactions. Mr Marks is currently a Director of Prana Biotechnology Ltd, Select Vaccines Ltd and Peregrine Corporate Ltd.

                  Mr Marks currently serves as Executive Chairman of Premier Bionics Ltd and was last re-elected by shareholders at the 2003 AGM.

         GENERAL OPTION TERMS
         --------------------

         In regards to all options mentioned in Resolutions 4, 5, 6, & 7,, the following general terms apply:

          o There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the options. The Company will ensure that options holders will be allowed at least 10 business days notice to allow for the conversion of options prior to the Record Date in relation to any offer of securities made to shareholders.

          o In the event of any reconstruction (including consolidation, sub division, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of options or the exercise price of the options or both shall be reconstructed in accordance with the Listing Rules.

Resolution 4.     Increase of Share Plan Pool
-------------     ---------------------------

                  The Company currently has two Share Plans, the 2004 ASX Plan (for securities issued to Australian directors, employees and consultants) and the 2004 ADS Plan (for securities issued to US based directors, employees and consultants) (the "Share Plans"). These plans were approved at the 2004 Annual General Meeting of the Company.

                  The Company is seeking shareholder approval to increase the Share Plan Pool ("Pool") by 10,000,000 securities.

                  A Pool of 12,000,000 securities was approved at the 2004 AGM. Of this Pool, 428,439 shares have been issued and 6,500,000 options to purchase ordinary shares have been granted, being a total of 6,928,439 securities.

                  Subject to Resolutions 6 and 7 being approved, there will be a further 1,300,000 options granted under the 2004 ASX Plan, meaning a total of 8,228,439 securities would have been granted out of the currently approved Share Plan Pool.

                  The Board of Directors of the Company believes that the increase in the Share Plan Pool is necessary in order for it to continue to:

                    a) Provide eligible persons with an additional incentive to work to improve the performance of the Company;

                    b) Attract and retain eligible persons essential for the continued growth and development of the Company;

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                                  Page 2 of 6
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--------------------------------------------------------------------------------

                    c) Promote and foster loyalty and support amongst eligible persons for the benefit of the Company;

                    d)   Enhance  the  relationship   between  the  Company  and
                         eligible persons for the long term mutual benefit of all parties; and

                    e)   Provide an alternative to cash payments.

                  As such, the Company is seeking shareholder approval to increase the Share Plan Pool by 10,000,000 securities.

                  An eligible person under the Share Plans is defined as a director, consultant or employee to the Company, or its subsidiaries. A director may not receive any securities in the Company, pursuant to a Share Plan or otherwise, without prior shareholder approval as per ASX Listing Rules 10.11 and 10.14.

                  Under the 2004 ASX Plan, the Company may issue securities of the Company traded on the Australian Stock Exchange, and under the 2004 ADS Plan the Company may issue American Depository Shares ("ADSs") of the Company reported on the NASDAQ SmallCap Market. The Board of Directors believes that the approval of the increase in the Share Plan Pool by the shareholders is essential to allow the Company and its subsidiaries to be able to continue to attract, motivate and retain valuable human capital, whose present and potential contribution are important to the Company's interests, development and success.

                  According to ASX Listing Rule 10.14, any issue of securities to a director of the Company is subject to shareholder approval at a meeting of shareholders; the director and his/her associates are excluded from voting in regards to such resolutions. As such, the Company is seeking shareholder approval in Resolutions 6 & 7 to issue securities under the Plans.

         THE 2004 ADS PLAN
         -----------------

         The purpose of the 2004 ADS Plan is to promote the interests of the Company and its non-Australian based employees, officers, consultants, independent contractors and directors.

         Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% Holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

         Under the 2004 ADS Plan, the Company is be entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company. The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs, representing 5,000,000 ordinary shares of the Company. ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2004 ADS Plan.

         The 2004 ADS Plan administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to grant options under the 2004 ADS Plan, to interpret the provisions of the 2004 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ADS Plan shall be final, conclusive and binding on all persons.

         The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2004 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2004 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% Holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2004 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% Holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

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         Options granted under the 2004 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his guardian or legal representative

         THE 2004 ASX PLAN
         -----------------

         The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

         The number of shares issued or options granted, the exercise price and option term or options granted, the vesting schedule and escrow periods of shares issued and options granted, under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

         Approval is being sought under ASX Listing Rule 7.2 exception 9 so that an issue under the Plan will be an exception to Listing Rule 7.1.

Resolution 5.     Approval of Previous Issue of Securities to a Consultant
-------------     --------------------------------------------------------

                  According to ASX Listing Rule 7.1, an entity must not issue or agree to issue equity securities exceeding 15% of the share capital of the Company within a 12 month period without shareholder approval. ASX Listing Rule 7.4 provides for a Company to refresh its 15% capacity by obtaining subsequent approval for a prior issue of securities, as long as at the time of the issue, the Company did not breach ASX Listing Rule
                  7.1. As such, the Company is seeking shareholder approval of the prior issue of ordinary shares and grant of options to purchase ordinary shares under Resolution 5 in order to have the flexibility to issue up to 15% of the Company's share capital in a rolling 12 month period.

                  The Company was originally established to develop and commercialize Prof. Bush's findings that toxicity associated with Alzheimer's disease is due to aberrant behaviour by metals in the brain, namely zinc and copper, binding to proteins. Prof. Bush has been an integral part of the Company since it was founded in 1997. His demonstration of a long-term commitment to the Company, in addition to the successful clinical trial of our first compound for the treatment of Alzheimer's disease, reinforces the Company's belief that Prof. Bush's contribution to the Company is essential in its mission to develop therapeutic drugs designed to treat this malignant condition.

                  On February 25 2004, the Company announced that it had entered into a new consultancy agreement with Professor Ashley Bush MD, PhD, of Harvard Medical School, under which Prof. Bush agreed to provide the Company with consulting services for a period of ten years. In consideration for his services, we agreed to pay Prof. Bush and annual consulting fee of US$100,000. Prof. Bush is also entitled to receive 1,650,000 ordinary shares and options to purchase 825,000 ordinary shares at an exercise price of $0.50 per share, over the life of the contract.

                  At the 2004 AGM dated 17 November 2004, the Company received shareholder approval for the prior issuance of 825,000 ordinary shares and 412,000 options according to the terms explained above.

                  On the 10th of August 2005, the Company issued the balance of securities, being 825,000 ordinary shares and 413,000 unquoted options exercisable at $0.50 on or before 1 February 2007 (ASX Code PBTAS), as per the terms of the consultancy agreement mentioned above.
--------------------------------------------------------------------------------

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Resolution 6.   Approval of Grant of Unquoted Options to Professor Colin Masters
-------------   ----------------------------------------------------------------

                  In recognition of Prof. Colin Masters' future contributions to the growth and success of the Company, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Prof. Masters 1,000,000 unlisted options to purchase ordinary shares of the Company, exercisable for nil consideration on or before 30 June 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share & Option Plan ("2004 ASX Plan").

                  The options will be held in escrow for one year from date of grant. In addition, the vesting terms of these option grants will provide that these options may not be exercised until and unless the price of the Company's ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. Further, under the terms of this option grant, Prof. Masters will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company's Board of Directors. If approved by the shareholders, such options will be granted to the forgoing directors within three years from the date of the Meeting. Details of any securities issued under the Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14.

                  Since the 2004 Annual General Meeting, the following Directors were granted options under the 2004 ASX Plan, under the same terms and conditions mentioned above (ASX Code PBTAW):

                          -------------------------  -------------
                                    NAME               AMOUNT
                          -------------------------- -------------
                          Mr. Geoffrey Kempler        1,000,000
                          -------------------------- -------------
                          Dr. George Mihaly             300,000
                          -------------------------- -------------
                          Mr. Brian Meltzer             300,000
                          -------------------------- -------------
                          Total                       1,600,000
                          ========================== =============

                  Using The Barrier Model to valuate these options as follows:

                         Volatility measured over 57 months: 84.30%
                         Escrow period: 12 months
                         Risk Free Rate: 5.13% (5 year Government Bonds) Share price as at date of calculation: $0.195 Exercise Price: $0.00

                  The value of the options according to this model is estimated at AU$0.1815 per option.

                  This resolution was proposed and approved by shareholders at the 2004 Annual General Meeting dated the 17th of November 2004, however the securities were not allotted within the required time frame. The resolution has therefore been resubmitted for shareholder approval.

Resolution 7.     Approval of Grant of Unquoted Options to Mr. Peter Marks
-------------     --------------------------------------------------------

                  In recognition of Mr. Peter Marks' future contributions to the growth and success of the Company, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Mr. Marks 300,000 unlisted options to purchase ordinary shares of the Company, exercisable for nil consideration on or before 30 June 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share & Option Plan.

                  The options will be held in escrow for one year from date of grant. In addition, the vesting terms of these option grants will provide that these options may not be exercised until and unless the price of the Company's ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. Further, under the terms of this option grant, Mr. Marks will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company's Board of Directors. If approved by the shareholders, such options will be granted to the forgoing directors within three years from the date of the Meeting. Details of any securities issued under the Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14.

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                  Since the 2004 Annual General Meeting, the following Directors were granted options under the 2004 ASX Plan, under the same terms and conditions mentioned above (ASX Code PBTAW):

                          -------------------------  -------------
                                    NAME               AMOUNT
                          -------------------------- -------------
                          Mr. Geoffrey Kempler        1,000,000
                          -------------------------- -------------
                          Dr. George Mihaly             300,000
                          -------------------------- -------------
                          Mr. Brian Meltzer             300,000
                          -------------------------- -------------
                          Total                       1,600,000
                          ========================== =============

                  Using The Barrier Model to valuate these options as follows:

                           Volatility measured over 57 months: 84.30%
                           Escrow period: 12 months
                           Risk Free Rate: 5.13% (5 year Government Bonds) Share price as at date of calculation: $0.195 Exercise Price: $0.00

                  The value of the options according to this model is estimated at AU$0.1815 per option.

                  The grant of options to Mr. Marks is subject to Resolution 3 being approved with or without amendment.

Resolution 8.     Non-Binding Adoption of Remuneration Report
-------------     -------------------------------------------

                  Pursuant to the Corporations Act 2001 the Annual General Meeting of a listed company must propose a resolution that the Remuneration Report be adopted. Also pursuant to the Corporation Act, the vote on this Resolution is advisory only and does not bind either the directors or the Company.

                  The purpose of Resolution 8 is to lay before the Shareholders the Company's Non-binding Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2005.

--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Prana Biotechnology Limited


                                            /s/ Richard Revelins
                                            --------------------
                                            By: Richard Revelins
                                            Chief Financial Officer


Date: November 22, 2005